FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending August 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Issued:
Tuesday 04 August 2009
,
London

UK

GlaxoSmithKline update: Government orders
for Pandemic (H1N1) 2009 vaccine

GSK is committed to supporting governments and health authorities around the world respond to the pandemic (H1N1) 2009 influenza strain.

On the 22nd July, the company confirmed that it had contracts in place to supply 195 million doses of its pandemic (H1N1) 2009 adjuvanted influenza vaccine and had a variety of agreements in place with the US Government to supply pandemic products worth $250 million. Since that date, nine government contracts have been signed for a further 96 million doses of the vaccine. This now brings the total number of doses ordered for GSK's adjuvanted vaccine to 291 million. Discussions continue with governments for further supplies of the vaccine.

First supplies of the vaccine will be available to governments from September onwards, with shipments expected in the second half of 2009 and early 2010. The exact pace of delivery will be dependent on capacity and the yield of the influenza strain.

To ensure that the vaccine is available to developing nations, and subject to the yield and existing contractual commitments, GSK has allocated 20% of production at its Canadian manufacturing site to developing countries from early September onwards. Included within this capacity is GSK's proposed donation of 50 million doses of the H1N1 vaccine to the WHO. Ongoing discussions with developing country governments may well lead to an increase in the percentage of output supplied to developing countries. GSK is operating a tiered-pricing policy for its vaccine, based on World Bank classification of countries and GAVI eligibility.

About the Pandemic (H1N1) 2009 vaccine

Following more than ten years of investment in research and development of pandemic influenza vaccines, and the successful registration of its pre-pandemic H5N1 vaccine, the company is making rapid progress to produce the Pandemic (H1N1) 2009 adjuvanted influenza vaccine.

The vaccine will comprise antigen of the recently isolated Pandemic (H1N1) 2009 influenza strain and also contain GSK's proprietary adjuvant system AS03. An adjuvant system can be added to the antigen at time of administration. In clinical studies using the H5N1 influenza strain, an adjuvanted formulation has been shown to stimulate a higher immune response while using a smaller amount of antigen as compared to a formulation without adjuvant. The adjuvant system therefore helps to increase the number of vaccine doses that can be produced.
1
  In addition, in clinical studies with the H5N1 influenza strain, the adjuvanted vaccine demonstrated the potential to provide protection even if the influenza strain drifts (changes slightly).
2,3

S M Bicknell
Company Secretary

4 August 2009

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit
www.gsk.com

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	David Outhwaite	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Lisa Behrens	(919) 483 2839

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2008.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

1.     Leroux-Roels et al. Antigen sparing and cross-reactive immunity with an adjuvanted rH5N1 prototype pandemic influenza vaccine: a randomised controlled trial. Lancet 2007; 370 (9587): 580-89.
2.     Leroux-Roels I et al, Broad Clade 2 Cross-Reactive Immunity Induced by an Adjuvant systemed Clade 1 rH5N1 Pandemic
        Influenza Vaccine PLoS
ONE
 3(2): e 1665. doi:10.1371/jounal.pone.0001665
3.     Baras et al. Cross-protection against lethal H5N1 challenge in ferrets with an adjuvanted pandemic influenza vaccine.
        PLoS
ONE
 2008; 3 (1): e1401.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: August 04, 2009

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc